

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2022

Richard Orrick
Partner
Orrick Herrington & Sutcliffe LLP
The Orrick Building`
405 Howard Street
San Francisco, CA 94105

        Re: Hailiang Education Group Inc.
              Schedule 13E-3 filed June 1, 2022
              Filed by Hailiang Education Group Inc. et al.
              SEC File No. 5-89278

Dear Mr. Orrick:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your revised preliminary proxy statement.

Schedule 13E-3/A filed July 5, 2022

Selected Public Companies and M&A Transaction Analysis, page 50

1.   Refer to comment 5 in our letter dated June 28, 2022 and your response. Please put the information included in your response letter in the revised preliminary proxy statement. Additionally, revise to clarify with more specificity in the revised proxy statement how Duff & Phelps selected the specific valuation multiples it did apply to the Company. The following generic explanation in your response letter is not helpful in this regard: "To determine which valuation multiples to consider for the Company, Duff & Phelps reviewed various valuation multiples in the context of the companies' relative size, forecasted growth in revenues and profits, profit margins, capital spending, revenue mix, and other characteristics that Duff & Phelps deemed relevant."

2. Refer to comment 6 in our letter dated June 28, 2022 and your response. Include the information in your response letter in the revised preliminary proxy statement. That disclosure should be expanded to explain why Duff & Phelps did a comparison of comparable M&A transactions but then chose not to apply the valuation multiples to the Company of this going private transaction.

General

3. We are continuing to consider your response to comment 1 in our letter dated June 28, 2022, which response was provided in a separate letter from Fang Liu, Esq., identified as counsel for Mr. Feng Hailiang.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Christina Chalk at (202) 551-3263.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Mergers & Acquisitions